UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 001-12291

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The AES Corporation
Full Name of Registrant

Former Name if Applicable

The AES Corporation 4300 Wilson Boulevard
Address of Principal Executive Office (Street and Number)

Arlington, VA 22203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 27, 2005, The AES Corporation (“The Company”) announced via press release that it would file an amended 2004 Form 10-K and an amended first quarter 2005 Form 10-Q restating all periods presented.

On August 11, 2005 the Company filed a Form 12b-25 notification of late filing for the Form 10-Q for the period ended June 30, 2005.

The restatement adjustments in large part were a result of errors in the Company’s accounting for deferred taxes. The review included deferred taxes associated with certain acquisitions completed prior to 2001, foreign currency remeasurement of deferred tax balances in certain subsidiaries where the U.S. dollar is the functional currency, and the reconciliation of income tax returns to deferred tax balances. In addition, restatement adjustments will be made for consolidation, acquisition and translation accounting errors related to certain subsidiaries that were identified during the restatement process.

The errors principally affect the income statement through changes in depreciation and amortization (included in cost of sales), foreign currency transaction gains or losses, interest expense, income tax expense, asset impairment expense, goodwill impairment expense, minority interest expense and income from operations of discontinued businesses.  Principal balance sheet accounts affected include deferred tax assets and liabilities, property, plant and equipment, reclassifications between cash and short term investments, goodwill, deferred financing costs, minority interest and total stockholder’s equity.

The accounting research includes a review of historical records and transactions globally at many of the Company’s businesses and in some cases going back to 1999. The Company currently is finalizing the deferred tax adjustments needed to complete the restatement and its financial results.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Barry J. Sharp	(703)	682-6610
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	Form 10-Q for the quarterly period ended June 30, 2005
	Form 10-Q for the quarterly period ended September 30, 2005

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

The restatement adjustments in large part were a result of errors in the Company’s accounting for deferred taxes. The review included deferred taxes associated with certain acquisitions completed prior to 2001, foreign currency remeasurement of deferred tax balances in certain subsidiaries where the U.S. dollar is the functional currency, and the reconciliation of income tax returns to deferred tax balances. In addition, restatement adjustments will be made for consolidation, acquisition and translation accounting errors related to certain subsidiaries that were identified during the restatement process.

The errors principally affect the income statement through changes in depreciation and amortization (included in cost of sales), foreign currency transaction gains or losses, interest expense, income tax expense, asset impairment expense, goodwill impairment expense, minority interest expense and income from operations of discontinued businesses. Principal balance sheet accounts affected include deferred tax assets and liabilities, property, plant and equipment, together with reclassifications between cash and short term investments, goodwill, deferred financing costs, minority interest and total stockholder’s equity.

The accounting research includes a review of historical records and transactions globally at many of the Company’s global businesses and in some cases going back to 1999. The Company currently is finalizing the deferred tax adjustments needed to complete the restatement and its financial results.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The AES Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	Barry J. Sharp /s/
Name: Barry J. Sharp
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).